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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                                EMACHINES, INC.
                      (Name of Subject Company (Issuer))

                               EM Holdings, Inc.
                           Empire Acquisition Corp.
                                 Lap Shun Hui
                                eMachines, Inc.
                         (Name of Schedule TO Bidders
                           and 13e-3 Filing Parties)

                                 Common Stock
                        (Title of Class of Securities)

                                  29076P 10 Z
                     (CUSIP Number of Class of Securities)

                Lap Shun (John) Hui                 Wayne R. Inouye
                 7373 Hunt Avenue             14350 Myford Road, Suite 100
          Garden Grove, California 92841        Irvine, California 92606
                  (714) 890-8388                     (714) 481-2828

 (Name, address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:
            Murray Markiles, Esq.                  John A. Fore, Esq.
   Akin, Gump, Strauss, Hauer & Feld L.L.P.     Steve L. Camahort, Esq.
     2029 Century Park East, Suite 2400     Wilson Sonsini Goodrich & Rosati
        Los Angeles, California 90067           Professional Corporation
               (310) 229-1000                      650 Page Mill Road
                                              Palo Alto, California 94304
                                                     (650) 493-9300

                               -----------------

                           Calculation of Filing Fee

                 Transaction valuation*          Amount of filing fee**
                 ----------------------          ----------------------
                      $164,265,587                      $32,854
--------
* Estimated for purposes of filing fee only. Calculated based on the product of $1.06, the per share tender offer price for all outstanding shares of common stock of eMachines, Inc. (the "Common Stock"), multiplied by 154,967,534 (which includes 9,415,955 shares issuable pursuant to the exercise of outstanding stock options).
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Empire Acquisition Corp. for such number of Common Shares and the shares issuable pursuant to the outstanding options.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid.. $32,200     Filing Parties EM Holdings, Inc.
                                                    Empire Acquisition Corp.
                                                    Lap Shun Hui
                                                    e-Machines, Inc.
                                                    (Schedule TO Bidders and 13e-3
                                                    filing parties)

Form or Registration No. Schedule TO Date Filed     November 27, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.
   [_] issuer tender offer subject to Rule 13e-4.
   [X] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 27, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on November 29, 2001, Amendment No. 2 filed with the SEC on December 5, 2001 and Amendment No. 3 filed with the SEC on December 17, 2001 (as amended, the "Schedule TO"), relating to the offer by Empire Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of EM Holdings, Inc. (the "Parent"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock of eMachines, Inc. (the "Company"), a Delaware corporation, at a price of $1.06 per share of common stock, net to the seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

ALL ITEMS.

   The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 4, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on November 27, 2001, the Amendment No. 1 to Schedule TO we filed on November 29, 2001, the Amendment No. 2 to Schedule TO we filed on December 5, 2001 and the Amendment No. 3 to Schedule TO we filed on December 17, 2001.

ITEM 1.

   Item 1 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 2, 8, 9 and 13 in the Amendment and Supplement to Offer to Purchase, which is incorporated by reference.

ITEM 4.

   Item 4 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 1, 3, 9, 10, 12 and 15 in the Amendment and Supplement to Offer to Purchase, which is incorporated by reference.

ITEM 5.

   Item 5 of Schedule TO is hereby amended and supplemented by the information set forth in Section 4 in the Amendment and Supplement to Offer to Purchase, which is incorporated by reference.

ITEM 6.

   Item 6 of Schedule TO is hereby amended and supplemented by the information set forth in Section 8 in the Amendment and Supplement to Offer to Purchase, which is incorporated by reference.

ITEM 7.

   Item 7 of Schedule TO is hereby amended and supplemented by the information set forth in Section 11 in the Amendment and Supplement to Offer to Purchase, which is incorporated by reference.
ITEM 11.

   Item 11 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 7 and 13 in the Amendment and Supplement to Offer to Purchase, which is incorporated by reference.

ITEM 13.

   Item 13 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 4, 5, 6, 7, 8, 13, 14, and 16 in the Amendment and Supplement to Offer to Purchase, which is incorporated by reference.

ITEM 12.

(a)(1)  Offer to Purchase, dated November 27, 2001.(1)

(a)(2)  Letter of Transmittal.(1)

(a)(3)  Notice of Guaranteed Delivery.(1)

(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(5)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees.(1)

(a)(6)  Text of Press Release issued by EM Holdings, Inc. on November 9, 2001.(2)

(a)(7)  Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001.(3)

(a)(8)  Summary Advertisement published in the Wall Street Journal on November 27, 2001.(1)

(a)(9)  Text of Press Release issued by EM Holdings, Inc. and eMachines Inc. on December 14, 2001.(5)

(a)(10) Amendment and Supplement to Offer to Purchase, dated December 20, 2001.

(a)(11) Schedule 14D-9 filed by eMachines, Inc. on November 27, 2001, as amended or supplemented from time to time.(6)

(a)(12) Letter to the Stockholders of eMachines, Inc., dated November 27, 2001.(6)

(a)(13) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1
          thereunder.(6)

(a)(14) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 19, 2001.

(b)(1)  Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings,
          Inc., UBS AG, Stamford Branch and UBS Warburg LLC.(1)

(c)(1)  Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.(1)

(c)(2)  Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.(1)

(c)(3)  Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18,
          2001.

(d)(1)  Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among
          EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.(1)

(d)(2)  Buyer Option Agreement, dated November 19, 2001, by and among EM Holdings, Inc., Empire
          Acquisitions Corp. and eMachines, Inc.(3)

(d)(3)  Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab!
          Holdings, L.L.C.(4)

(d)(4)  Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines,
          Inc. and Lap Shun (John) Hui.(1)

(d)(5)  Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated December 14, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.

(d)(6)  Employment Agreement dated February 23, 2001 with Wayne R. Inouye.(7)

(d)(7)  Employment Agreement dated April 30, 2001 with Adam Andersen.(8)

(d)(8)  Employment Agreement dated May 1, 2001 with Mike Zimmerman.(9)

(d)(9)  Employment Agreement dated May 7, 2001 with Bob Davidson.(9)

(d)(10) Form of Indemnification Agreement.(10)


(d)(11) Subordinated Promissory Note dated as of June 7, 1999 for Korea Data Systems America, Inc.(10)

(d)(12) Original Design Manufacture Agreement between TriGem Computer, Inc. and eMachines, Inc. dated as of January 24, 2000.(11)

(d)(13) Amendment No. One to Original Design Manufacture Agreement between eMachines and TriGem
          Computer, Inc.(12)

(d)(14) Amendment No. Two to Original Design Manufacture Agreement between TriGem, dated as of
          October 31, 2001, between eMachines, Inc. and TriGem Computer, Inc.(13)

(d)(15) Settlement and Release Agreement, dated as of October 31, 2001, between eMachines, Inc., TriGem
        Computer, Inc. and TriGem American Corporation.(13)

(f)     Section 262 of the Delaware General Corporation Law regarding appraisal rights.(1)

(g)     None.

(h)     None.

--------
 (1) Previously filed on Schedule TO with the SEC on November 27, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.
 (2) Previously filed on Schedule TO-C filed with the SEC on November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui.
 (3) Previously filed on Schedule TO-C with the SEC on November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui and on
     Schedule 14D-9 filed with the SEC on November 27, 2001 by eMachines, Inc.
 (4) Previously filed on Schedule 13D filed with the SEC on November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui.
 (5) Previously filed on Amendment No. 3 to Schedule TO with the SEC on
     December 17, 2001 by EM Holdings, Inc., Empire Acquisition Corp. and Lap Shun (John) Hui.
 (6) Previously filed on Schedule 14D-9 with the SEC on November 27, 2001, as amended and supplemented from time to time, by eMachines, Inc.
 (7) Previously filed on Form 8-K with the SEC on March 8, 2001 by eMachines,
     Inc.
 (8) Previously filed on Form 8-K with the SEC on April 27, 2001 by eMachines, Inc.
 (9) Previously filed on Form 8-K with the SEC on May 8, 2001 by eMachines, Inc.
(10) Previously filed on Form S-1 Registration Statement with the SEC on August 31, 1999 by eMachines, Inc.
(11) Previously filed on Form S-1 Registration Statement with the SEC on March 2, 2000 by eMachines, Inc.
(12) Previously filed on Form 8-K with the SEC on January 24, 2000 by eMachines, Inc.
(13) Previously filed on Form 8-K with the SEC on November 30, 2001 by eMachines, Inc.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2001                 EM HOLDINGS, INC.

                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui
                                             Title:  President

Dated:  December 20, 2001                 EMPIRE ACQUISITION CORP.

                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui
                                             Title:  President

Dated: December 20, 2001
                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui

Dated:  December 20, 2001                 EMACHINES, INC.

                                             /s/ WAYNE R. INOUYE
                                          By: _________________________________
                                             Name: Wayne R. Inouye
                                             Title:  President and
                                                   Chief Executive Officer

ITEM 12.

(a)(1)  Offer to Purchase, dated November 27, 2001.(1)

(a)(2)  Letter of Transmittal.(1)

(a)(3)  Notice of Guaranteed Delivery.(1)

(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(5)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees.(1)

(a)(6)  Text of Press Release issued by EM Holdings, Inc. on November 9, 2001.(2)

(a)(7)  Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001.(3)

(a)(8)  Summary Advertisement published in the Wall Street Journal on November 27, 2001.(1)

(a)(9)  Text of Press Release issued by EM Holdings, Inc. and eMachines Inc. on December 14, 2001.(5)

(a)(10) Amendment and Supplement to Offer to Purchase, dated December 20, 2001.

(a)(11) Schedule 14D-9 filed by eMachines, Inc. on November 27, 2001, as amended or supplemented from time to time.(6)

(a)(12) Letter to the Stockholders of eMachines, Inc., dated November 27, 2001.(6)

(a)(13) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1
          thereunder.(6)

(a)(14) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 19, 2001.

(b)(1)  Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings,
          Inc., UBS AG, Stamford Branch and UBS Warburg LLC.(1)

(c)(1)  Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.(1)

(c)(2)  Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.(1)

(c)(3)  Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18,
          2001.

(d)(1)  Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among
          EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.(1)

(d)(2)  Buyer Option Agreement, dated November 19, 2001, by and among EM Holdings, Inc., Empire
          Acquisitions Corp. and eMachines, Inc.(3)

(d)(3)  Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab!
          Holdings, L.L.C.(4)

(d)(4)  Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines,
          Inc. and Lap Shun (John) Hui.(1)

(d)(5)  Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated December 14, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.

(d)(6)  Employment Agreement dated February 23, 2001 with Wayne R. Inouye.(7)

(d)(7)  Employment Agreement dated April 30, 2001 with Adam Andersen.(8)

(d)(8)  Employment Agreement dated May 1, 2001 with Mike Zimmerman.(9)

(d)(9)  Employment Agreement dated May 7, 2001 with Bob Davidson.(9)

(d)(10) Form of Indemnification Agreement.(10)

(d)(11) Subordinated Promissory Note dated as of June 7, 1999 for Korea Data Systems America, Inc.(10)

(d)(12) Original Design Manufacture Agreement between TriGem Computer, Inc. and eMachines, Inc. dated as of January 24, 2000.(11)


(d)(13) Amendment No. One to Original Design Manufacture Agreement between eMachines and TriGem
          Computer, Inc.(12)

(d)(14) Amendment No. Two to Original Design Manufacture Agreement between TriGem, dated as of
          October 31, 2001, between eMachines, Inc. and TriGem Computer, Inc.(13)

(d)(15) Settlement and Release Agreement, dated as of October 31, 2001, between eMachines, Inc., TriGem
        Computer, Inc. and TriGem American Corporation.(13)

(f)     Section 262 of the Delaware General Corporation Law regarding appraisal rights.(1)

(g)     None.

(h)     None.

--------
 (1) Previously filed on Schedule TO with the SEC on November 27, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.
 (2) Previously filed on Schedule TO-C filed with the SEC on November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui.
 (3) Previously filed on Schedule TO-C with the SEC on November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui and
     Lap Shun (John) Hui and on Schedule 14D-9 filed with the SEC on November 27, 2001 by eMachines, Inc.
 (4) Previously filed on Schedule 13D filed with the SEC on November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui.
 (5) Previously filed on Amendment No. 3 to Schedule TO with the SEC on
     December 17, 1999 by EM Holdings, Inc., Empire Acquisition Corp. and Lap Shun (John) Hui.
 (6) Previously filed on Schedule 14D-9 with the SEC on November 27, 2001, as amended and supplemented from time to time, by eMachines, Inc.
 (7) Previously filed on Form 8-K with the SEC on March 8, 2001 by eMachines,
     Inc.
 (8) Previously filed on Form 8-K with the SEC on April 27, 2001 by eMachines, Inc.
 (9) Previously filed on Form 8-K with the SEC on May 8, 2001 by eMachines, Inc.
(10) Previously filed on Form S-1 Registration Statement with the SEC on August 31, 1999 by eMachines, Inc.
(11) Previously filed on Form S-1 Registration Statement with the SEC on March 2, 2000 by eMachines, Inc.
(12) Previously filed on Form 8-K with the SEC on January 24, 2000 by eMachines, Inc.
(13) Previously filed on Form 8-K with the SEC on November 30, 2001 by eMachines, Inc.

                                      2